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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                   ElderTrust
               (Exact Name of Registrant as Specified in Charter)


                     Maryland                                    23-2932973
            (State of Incorporation                            (IRS Employer
               or Organization)                           Identification Number)


      101 East State Street, Suite 100,
        Kennett Square, Pennsylvania                                 19348
(Address of Principal Executive Offices)                           (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

   Securities Act registration statement file number to which this form relates:
Not applicable
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   Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                    Name of Each Exchange on Which
          to be so Registered                    Each Class is to be Registered
         ---------------------                  --------------------------------
      Rights to Purchase Series A                   New York Stock Exchange
Junior Participating Preferred Shares,
       $.01 Par Value Per Share

    Securities to be registered pursuant to Section 12(g) of the Act:
Not applicable.
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Item 1.  Description of Registrant's Securities to be Registered.

                  On October 13, 1999, the Board of Trustees of ElderTrust (the "Company") authorized and declared a distribution of one right (a "Right") for each of its outstanding common shares of beneficial interest, $.01 par value per share (the "Common Shares"). The distribution is payable to holders of record of the Common Shares on October 29, 1999 (the "Record Date"). Each Right entitles the registered holder thereof to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share, $.01 par value per share, of the Company (the "Series A Preferred Shares") at an initial purchase price of $35.00 (the "Purchase Price"), subject to certain adjustments. The description and terms of the Rights will be set forth in a Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), between the Company and First Union National Bank, as rights agent (the "Rights Agent").

                  The form of Rights Agreement between the Company and the Rights Agent, which specifies the terms of the Rights and includes (i) the form of Articles Supplementary for the Series A Junior Participating Preferred Shares (Exhibit A thereto), (ii) the form of Summary of Rights to Purchase Series A Junior Participating Preferred Shares (Exhibit B thereto) and (iii) the form of Rights Certificate (Exhibit C thereto), is incorporated herein by reference to
Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC dated October 13, 1999. The following description of the Rights is qualified by reference to such exhibit.

                  Initially the Rights will not be exercisable, certificates will not be sent to shareholders, and the Rights will automatically trade with the Common Shares.

                  The Rights, unless earlier redeemed or exchanged by the Board of Trustees, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier of (i) the tenth day following the first public announcement (or, if the tenth day after such announcement occurs before the Record Date, the close of business on the Record Date) that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership or voting control of 15% or more of the outstanding Common Shares of the Company or (ii) the tenth business day (or, if the tenth day after such announcement occurs before the Record Date, the close of business on the Record Date, or such later date as may be determined by the Board of Trustees prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or public announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the acquisition of beneficial ownership or voting control of 15% or more of the Company's outstanding Common Shares (even if no Common Shares are actually acquired pursuant to such offer). Prior to these events, the Rights will not be exercisable, will not be represented by a separate

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certificate, and will not be transferable apart from the Common Shares, but instead will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate itself. An Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan of the Company or of any subsidiary of the Company, (D) any person holding Common Shares for or pursuant to the terms of any such employee benefit plan or (E) any Excluded Holder (as such term is defined in the Company's Declaration of Trust) (but only up to the Excluded Holder Limit, as defined therein, of 15% of the outstanding Common Shares).

                  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new certificates for Common Shares issued after the Record Date will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any Common Shares outstanding as of the Record Date also will constitute the transfer of the Rights attaching to such Common Shares. As soon as practicable following the Distribution Date, if any, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date.

                  The Rights will expire at the close of business on October 13, 2009 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

                  The number of one one-thousandths of a Series A Preferred Share issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a share distribution on, or a subdivision, combination or reclassification of, the Series A Preferred Shares. The Purchase Price for the Rights is subject to adjustment in certain events.

                  Unless the Rights are earlier redeemed or exchanged, in the event that a person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Purchase Price, that number of Common Shares having a market value at the time of the transaction equal to two times the Purchase Price.

                  In addition, unless the Rights are earlier redeemed or exchanged, in the event that after a person or a group of affiliated or associated persons becomes an Acquiring Person the Company were to be acquired in a merger or other business combination (in which any shares are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the

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Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose rights will thereupon become null and void), will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

                  The Rights Agreement provides that, notwithstanding any provision of the Rights Agreement to the contrary, no Right will be exercisable for a number of Common Shares that would cause the ownership limit set forth in the Company's Declaration of Trust (or any successor document) to be exceeded.

                  At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Trustees may issue Common Shares in exchange for the Rights (other than Rights owned by the Acquiring Person, which will have become null and void), in whole or part, at an exchange ratio of one Common Share per Right (subject to adjustment).

                  The Rights Agreement provides that the Company may pay cash in lieu of issuing fractional shares upon exercise or redemption of the Rights.

                  At any time on or prior to the earlier of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (or, if the tenth day after such announcement occurs before the Record Date, the close of business on the Record Date, or such later date as may be authorized by the Board of Trustees), or (ii) the close of business on the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"), payable at the election of the Company in cash, Common Shares or other consideration determined to be appropriate by the Board of Trustees. Following the effective time of the action of the Board of Trustees authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price. Under certain circumstances, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Trustees, defined generally to mean any member of the Board who was a member prior to the date of the Rights Agreement, any person who is subsequently elected to the Board if such person was recommended or approved by a majority of the "Continuing Trustees" and any other person who is subsequently elected to the Board, provided that such other person shall not be deemed a "Continuing Trustee" as to any vote on the redemption, modification or termination of the Rights until the lapse of 180 days from the date of such person's election or appointment to the Board.

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                  For as long as the Rights are then redeemable, the Company may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed; however, the Company cannot unilaterally amend the Rights with respect to the Redemption Price, the Final Expiration
Date, the number of one one-thousandths of a Series A Preferred Share for which a Right is exercisable or the Purchase Price. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

                  Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive distributions.

                  A total of 16,000 Series A Preferred Shares are reserved for issuance upon exercise of the Rights.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group of affiliated or associated persons that attempts to acquire the Company on terms not approved by the Board of Trustees. The Rights should not interfere with any merger or other business combination approved by the Board of Trustees because the Rights may be redeemed by the Company at $.005 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership or voting control of 15% or more of the outstanding Common Shares.

                  The Board of Trustees has approved certain amendments to the partnership agreement of ElderTrust Operating Limited Partnership to provide certain rights to limited partners in the event any Rights are ever exercised.

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Item 2.  Exhibits.

                  4.1 Form of Rights Agreement between ElderTrust and the Rights Agent. The Rights Agreement includes (i) the form of Articles Supplementary for the Series A Junior Participating Preferred Shares (Exhibit A thereto), (ii) the form of Summary of Rights to Purchase Series A Junior Participating Preferred Shares (Exhibit B thereto) and (iii) the form of Rights Certificate (Exhibit C thereto) (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC dated October 13, 1999).


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                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    ELDERTRUST

Date:  October 15, 1999             By: /s/ D. Lee McCreary, Jr.
                                        ----------------------------------------
                                    Name:   D. Lee McCreary, Jr.
                                    Title:  President, Chief Executive Officer
                                            Chief Financial Officer,
                                            Treasurer and Secretary


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                                  EXHIBIT INDEX


              Exhibit No.                      Description
              -----------                      -----------
                  4.1 Form of Rights Agreement between ElderTrust and the Rights Agent. The Rights Agreement includes (i) the form of Articles Supplementary for the Series A Junior Participating Preferred Shares (Exhibit A thereto), (ii) the form of Summary of Rights to Purchase Series A Junior Participating Preferred Shares (Exhibit B thereto) and (iii) the form of Rights Certificate (Exhibit C thereto) (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the SEC dated October 13, 1999).


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